File No. 70-8771

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549
               __________________________________

                         AMENDMENT NO. 1

                             TO THE

                           FORM U-1/A

                     APPLICATION-DECLARATION
                              UNDER
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               __________________________________

                 Louisiana Power & Light Company
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113

           (Name of company filing this statement and
             address of principal executive offices)
                _________________________________

                       Entergy Corporation

         (Name of top registered holding company parent
                 of each applicant or declarant)
                ________________________________

                      William J. Regan, Jr.
                  Vice President and Treasurer
                     Entergy Services, Inc.
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113
                ________________________________


     The Commission is also requested to send copies of any communications in connection with this matter to:

Laurence M. Hamric, Esq.          John T. Hood, Esq.
Entergy Services, Inc.            Reid & Priest LLP
639 Loyola Avenue                 40 West 57th Street
New Orleans, Louisiana 70113      New York, New York 10019

           The twenty-first paragraph of Item 1, Description of Proposed Transactions, is hereby amended and restated to read as follows:


           Pursuant to the terms of the separate participation agreements entered into in 1989 in connection with the sale of the Undivided Interests, the Company issued three separate promissory notes to the Owner Participant in an aggregate principal amount equal to the higher of the maximum Net Casualty Value and the maximum Net Special
     Casualty Value (as such terms are defined in the Leases) payable under the Leases during the basic lease term (approximately $208 million). Net Casualty Value and Net Special Casualty Value are the equity portions of such values, as determined by deducting from the Casualty Values and Special Casualty Values the amounts payable on the outstanding debt. Further, the Company was required to collateralize its obligations to the Owner Participant by delivering first mortgage bonds in a principal amount equal to that of the promissory notes (the issuance of which was approved by the Commission in Rel. No. 35-24956, September 26, 1989). Refinancing the Original Bonds through the means described in this proceeding could, in some circumstances, cause an increase in these values and therefore require an increase in the principal amount of the related promissory notes and first mortgage bonds. Pursuant to the authorization of the Commission in Rel. No. 35-24956, September 26, 1989, the Company would, in such circumstances, so increase the amount of the promissory notes and first mortgage bonds.


           The twenty-fourth paragraph of Item 1, Description of Proposed Transactions, is hereby amended and restated to read as follows:

          The Entergy System's "aggregate investment" in EWGs and FUCOs is approximately $294 million, representing approximately 13.0% of the Entergy System's consolidated retained earnings as of December 31, 1995. Furthermore, the Entergy System has complied with and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. In addition, as required by Rule 53(a)(3), no more than 2% of the employees of the Entergy System's domestic public utility subsidiary companies would render services to affiliated EWGs and FUCOs. Finally, none of the conditions set forth in Rule 53(b), under which the provisions of Rule 53 would not be available, have been met.

                            SIGNATURE




          Pursuant  to  the  requirements of the  Public  Utility
Holding Company Act of 1935, the undersigned company has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                              LOUISIANA POWER & LIGHT COMPANY



                              By:     /s/ William J. Regan, Jr.
                                   William J. Regan, Jr.
                                   Vice President and Treasurer


Dated:  January 31, 1996